Exhibit 99.1

Steakholder Foods Receives Positive International Search Report for Patent Covering HD144 Fish Printer’s DLS®-Based Drop-on-Demand Printing System

Rehovot, Israel, July 28, 2025 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a global leader in 3D-printing technology for structured alt-protein production, announced today that it has received a positive Written Opinion from the International Searching Authority (ISA) regarding its international patent application PCT/US 24/34252. The application covers the printing system of the company’s HD144 printer for plant-based fish, which is based on its proprietary DLS® (Drop Location in Space) drop-on-demand printing technology.

The ISA determined that all 21 claims in the application fulfill the requirements of novelty, inventive step, and industrial applicability, confirming the uniqueness and innovation of Steakholder’s system.

The patented system includes an advanced multi-component architecture for managing and delivering bio-ink materials, gas pressure control, and a central processing module that synchronizes the printer’s operation. This system lies at the heart of the HD144 printer, purpose-built to produce high-fidelity, structured plant-based fish products.

DLS®, Steakholder’s drop-on-demand technology, enables ultra-precise deposition of micro-droplets of plant-based materials. This allows for accurate structuring and marbling that replicates the texture, layering, and appearance of conventional fish—unlocking new levels of realism in plant-based seafood.

“This positive opinion from the ISA is a meaningful milestone that reinforces the strength of our IP and the disruptive nature of our technology,” said Arik Kaufman, CEO of Steakholder Foods. “Our DLS®-based HD144 printer is raising the bar in plant-based seafood production, and this patent supports our global commercialization and strategic partnership goals.”

The positive report positions Steakholder Foods to confidently pursue national phase filings in key global markets and fortify its leadership in the 3D-printed alternative protein sector.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

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